

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 16, 2011

C. Michael Petters
President and Chief Executive Officer
Huntington Ingalls Industries, Inc.
4101 Washington Avenue
Newport News, VA 23607

> **Re:** **Huntington Ingalls Industries, Inc.**
> **Amendment No. 8 to Form 10-12B**
> **Filed March 15, 2011**
> **File No. 001-34910**

Dear Mr. Petters:

We have received your response to our prior comment letter to you dated March 14, 2011 and have the following additional comments.

Exhibit 99.1

Capitalization, page 55

1. Please revise the notes to the capitalization table to disclose the number of shares of HII common stock that will be outstanding on a pro forma basis giving effect to the distribution transaction.

Unaudited Pro Forma Condensed Consolidated Financial Statements, page 57

Notes to Unaudited Pro Forma Condensed Consolidated Financial Statements, page 61

Footnote (C)

2. We note from your response to our prior comment eight that the $115 million of additional interest expense includes $4 million in interest associated with outstanding letters of credit under the HII Credit Facility. Please revise your footnote to disclose how this $4 million amount was calculated, including the applicable interest rate. You should also revise the "Other Sources and Uses of Capital" section of MD&A on page 75 to disclose the applicable interest rate on any undrawn balances or letters of credit.

3. Refer to footnote (I) – We note the changes that have been made to your pro forma statement of operations and footnote (I) in response to our prior comment. Please explain why 49.5 million weighted average shares are being used to compute basic and diluted earnings per share in your pro forma statement of operations when the introductory paragraph to the pro forma financial information indicates that approximately 48.5 million shares are being distributed by Northrop Grumman to its shareholders. Please advise or revise as appropriate.

Credit Agreement, Exhibit 10.27

4. Please file all exhibits and schedules to the Credit Agreement or advise.

You may contact Claire Erlanger at (202) 551-3301 or Linda Cvrkel at (202) 551-3813 if you have questions regarding comments on the financial statements and related matters. Please contact Chanda DeLong at (202) 551-3490 or the undersigned at (202) 551-3469 with any other questions.

Sincerely,

Justin Dobbie
Special Counsel

cc: Barbara Becker
        Fax: (212) 351-6202